Exhibit 1.01
Freescale Semiconductor, Ltd.
Conflict Minerals Report
For the reporting period from January 1, 2013 to December 31, 2013
This Conflict Minerals Report (the “Report”) of Freescale Semiconductor, Ltd. has been prepared under Rule 13p-1and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013. Freescale Semiconductor, Ltd. refers to the operations of Freescale Semiconductor, Ltd. and its subsidiaries and may be referred to as the “Company,” “Freescale,” “we,” “us” or “our,” as the context requires. The content of any website referred to in this Report is included for general information only and is not incorporated by reference into this Report.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which certain specified minerals are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as “Conflict Minerals,” are columbite-tantalite (coltain), cassiterite, gold, and wolframite, and their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo ("DRC") and any adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo.
As described in this Report, Conflict Minerals are necessary to the functionality or production of products that the Company manufactures or contracts to manufacture.
Description of the Company’s Products Covered by this Report
This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013 (collectively, the “Covered Products”). As permitted under the Rule, we have excluded from the scope of this Report Conflict Minerals that were “outside of the supply chain,” as defined by Item 1.01(d)(7) of Form SD, prior to January 31, 2013.
The Covered Products consist of our semiconductor products, development tools and evaluation hardware.
The Company’s Due Diligence Process
As required under the Rule, the Company has taken the measures described in this Report to exercise due diligence on the source and chain of custody of Conflict Minerals necessary to the functionality or production of the Covered Products. The Company’s due diligence measures have been designed to conform to the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), as it relates to our position as a “downstream” purchaser.
The Company’s due diligence process is described below in the context of the following five due diligence steps identified in the OECD Guidance:

•	Step 1: Establish Strong Company Management Systems

•	Step 2: Identify and Assess Risks in the Supply Chain

•	Step 3: Design and Implement a Strategy to Respond to Identified Risks

•	Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

•	Step 5: Report on Supply Chain Due Diligence

Step 1: Establish Strong Company Management Systems
Adopt a conflict minerals policy
The Company has adopted a Supplier Code of Conduct, available at http://www.freescale.com/webapp/sps/site/overview.jsp?code=SDIVERSITY_CONDUCT, which, among other things, communicates to its suppliers the Company’s expectations with respect to Conflict Minerals.  Suppliers must have a policy to reasonably assure that Conflict Minerals in the products they supply do not directly or indirectly finance or benefit armed groups that are perpetrators of serious human rights abuses in the Covered Countries. Suppliers must exercise due diligence on the source and chain of custody of these minerals and make their due diligence measures available to Freescale upon request.
Assemble an internal team to support supply chain due diligence
The Company has assembled an internal team from the procurement, legal and finance organizations to lead the Company’s Conflict Mineral supply chain due diligence. The Company’s Senior Vice President, General Counsel and Secretary oversees the activities of this internal team.
Establish a supply chain transparency system
The Company’s supply chain is complex, and in most cases there are many third parties in the supply chain between the Company’s ultimate manufacture of the Covered Products and the original sources of Conflict Minerals in the Covered Products. The Company evaluated all of its direct material suppliers and identified 135 suppliers who supplied materials which might incorporate Conflict Minerals that were necessary to the functionality of the Covered Products (the “Suppliers”). Therefore, the Company has implemented the due diligence measures described in this Report utilizing a due diligence request template (the “EICC-GeSI Template”) developed by a joint working group between the Electronic Industry Citizenship Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). The EICC-GeSI Template requests that Suppliers identify the smelters/refiners of Conflict Minerals in their supply chain. The Company believes that the smelters/refiners are best situated to identify the sources of the Conflict Minerals.
The Company engaged a third-party contractor to complement and support internal management processes. This third-party contractor (i) assisted in the collection of information from the Company’s Conflict Mineral supply chain, (ii) analyzed the relationships between Suppliers, (iii) collected, stored and reviewed information on Conflict Mineral sourcing practices, (iv) tracked information on the smelters/refiners and (v) identified risks based on smelter/refiner sourcing practices. The Company, either directly or indirectly through a third-party contractor, contacted each Supplier to obtain information regarding the sourcing of their materials to understand the origin of the Conflict Minerals necessary to the Covered Products, including the identification of smelters/refiners and the country of origin.
Step 2: Identify and Assess Risks in the Supply Chain
Identify the smelters/refiners in the supply chain
The Company has conducted a good faith reasonable country of origin inquiry (the “RCOI”) regarding Conflict Minerals necessary to the Covered Products. The RCOI was designed to determine with reasonable certainty whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals. We rely on our Suppliers to assist with our RCOI and due diligence efforts, including the identification of smelters/refiners, for the Conflict Minerals contained in the materials which they supply to us. Based on the RCOI, the Company has reason to believe that Conflict Minerals necessary to the functionality or production of Covered Products may have originated in the Covered Countries.
As of the date of this report, we have received responses from 96 of the 135 Suppliers. These 96 Suppliers represent 92% of the amount the Company paid to all 135 Suppliers in 2013. The Company intends to engage the non-responsive Suppliers under the escalation procedure described under Step 3 below.
Based on the information provided by the Suppliers and otherwise obtained through the due diligence process, the Company has reasonably determined that 39 of the Suppliers have used one or more of the smelters/refiners identified in the table below in their supply chains, which the Company believes, to the extent reasonably determinable, may have sourced Conflict Minerals from one or more of the Covered Countries as indicated below. Therefore, a portion of the Conflict Minerals incorporated into the Company’s Covered Products may have originated in the Covered Countries. The smelters/refiners who are identified in the table below as “CFSP Compliant” are, as of the date of this Report, compliant with the Conflict Free Smelter Program (“CFSP”), an initiative of EICC and GeSI, which incorporates a third party audit developed in accordance with the OECD Guidance to identify smelters/refiners that have systems in place to assure sourcing of only conflict-free materials.

Smelter/Refiner Name	Metal	Facility Location	ID	Status	Country of Origin
AngloGold Ashanti Córrego do Sítio Minerção	Gold	Brazil	1BRA003	CFSP Compliant	DRC, Tanzania
CCR Refinery – Glencore Canada Corporation	Gold	Canada	1CAN064	CFSP Compliant	DRC, Zambia
Duoluoshan	Tantalum	China	3CHN001	CFSP Compliant	Rwanda
Jiujiang Tanbre Co., Ltd.	Tantalum	China	3CHN007	CFSP Compliant	DRC
Kemet Blue Powder	Tantalum	United States	3USA010	CFSP Compliant	DRC
Malaysia Smelting Corporation (MSC)	Tin	Malaysia	2MYS016	CFSP Compliant	DRC, Rwanda
Ningxia Orient Tantalum Industry Co., Ltd.	Tantalum	China	3CHN009	CFSP Compliant	Rwanda
PT Timah Nusantara	Tin	Indonesia	2IDN043	Not certified	DRC, Burundi, Rwanda
Ulba	Tantalum	Kazakhstan	3KAZ014	CFSP Compliant	DRC
Zhuzhou Cement Carbide	Tantalum	China	3CHN015	CFSP Compliant	DRC, Burundi, Rwanda
Zhuzhou Cemented Carbide Group Co Ltd	Tungsten	China	4CHN015	Not certified	Rwanda
Engage with smelters/refiners to obtain information on country of Conflict Mineral origin and assess whether smelters/refiners have carried out all elements of due diligence for responsible supply chains of Conflict Minerals from the Covered Countries.
For those smelters that the Company had a reasonable indication were sourcing from one or more of the Covered Countries and were not CFSP Compliant, the Company, through a third-party contractor, requested from the smelters more information about the smelter’s due diligence procedures regarding its sourcing practices, including traceability documentation and a description of its Conflict Mineral sourcing policy. The Company does not have a direct business relationship with the smelters identified as “Not certified” in the table above, and these smelters did not respond to our request for more information as of the date of this Report. The Company intends to engage the Suppliers who source from these smelters under our escalation procedure described under Step 3 below.
The Company believes that engagement and active cooperation with other industry members with whom we share Suppliers may assist in the identification of risks in the Company’s supply chain by facilitating identification of smelters/refiners of Conflict Minerals in our supply chain and assessment of their due diligence practices. The Company participates in IPC (a global trade association serving the printed board and electronics assembly industries) and, effective January 2014, EICC, both of which are focused on responsible sourcing of Conflict Minerals.
Step 3: Design and Implement a Strategy to Respond to Identified Risks
The Company’s Supplier Code of Conduct requires its suppliers to exercise due diligence on the source and chain of custody of Conflict Minerals and make their due diligence measures available upon request. In May 2014, the Company’s chief procurement officer approved an escalation procedure under which he will review with the Company’s senior leadership the status of any Suppliers that (i) provide products that incorporate Conflict Minerals originating in the Covered Countries from smelters/refiners that have not been certified as conflict free or (ii) have not provided details on the sourcing of Conflict Minerals in their supply chain, and develop a list of corrective actions for compliance by the Supplier. The corrective actions will include the timeline for compliance and may include a decision to continue or temporarily suspend trade with the Supplier during the corrective action period.
Step 4: Carry out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
Effective January 2014, the Company joined EICC. EICC has partnered with GeSI to address responsible material sourcing through the development of the CFSP. As noted in Step 2 above, the CFSP uses an independent third-party audit developed according to global standards including the OECD Guidance to identify smelters/refiners that have systems in place to assure sourcing of only conflict-free materials.
Step 5: Report Annually on Supply Chain Due Diligence
This Report is publicly available at http://investors.freescale.com under the "Conflict Minerals Disclosure" section.
Additional Measures
In addition to the due diligence procedures described above, the Company expects to take the following steps, among others, this year to improve its due diligence measures and to further mitigate the risk that the Company’s use of Conflict Minerals finance or benefit armed groups in the Covered Countries:

•	review and update the list of products and associated material suppliers included in the Company’s due diligence process;

•
re-engage each Supplier to obtain current, accurate and complete information about the Supplier’s supply chain of Conflict Minerals, including engagement under the Company’s escalation procedure with each Supplier that (i) continues to be non-responsive to requests for information or (ii) does not have systems in place to assure sourcing of only conflict-free materials;

•	encourage Suppliers to implement responsible sourcing, including encouraging smelters/refiners to obtain a “conflict-free” designation from an independent, third-party auditor; and

•	participate in industry initiatives encouraging “conflict-free” supply chains.

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